FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending October 20, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the directors' interests in the American Depository Shares (ADSs) of GlaxoSmithKline plc.



On 19 October 2006, the following Non-Executive Director was provisionally allocated the following award over ADSs under the share allocation arrangements for Non-Executive Directors for the period of service from 1 July 2006 to 30 September 2006 as listed below. This additional allocation was in respect of Dr Podolsky's position as the Board's nominated Scientific/Medical Expert.


Non Executive Director                        American Depository Shares (ADS)


Dr Daniel Podolsky                                         127.25





The Company and the director were informed of this allocation on 19 October
2006.



This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(b).



S M Bicknell

Company Secretary



20 October 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 20, 2006                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc